UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Internet America, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

46058Y109

(CUSIP Number)

William E. Ladin, Jr.
6210 Rothway Street, Suite 100
Houston, Texas 77040

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 22, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46058Y109	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William E Ladin, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,179,572
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 2,179,572
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,179,572 common shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 46058Y109	13D	Page 3 of 4 Pages

Explanatory Note

This Amendment No. 4 (this “Amendment No. 4”) to Schedule 13D relates to, amends and supplements the Statement of Beneficial Ownership on Schedule 13D/A, initially filed with the United States Securities and Exchange Commission on April 17, 2015 (the “Amendment No. 3” and, together with this Amendment No. 4, the “Schedule 13D”) of William E. Ladin, Jr. (“Ladin”) with respect to shares of common stock (“Common Stock”) of Internet America, Inc. (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in Amendment No. 4. This Amendment No. 4 amends Items 4, 5, 6, and 7 of the Schedule 13D as set forth below. Except as set forth below, items in the Amendment No. 3 remain unchanged.

Item 2.  Identity and Background.

Item 2 of Amendment No. 3 is hereby amended and restated to read as follows:

William E. Ladin, Jr. (“Ladin”)	Chief Executive Officer and Chairman of the Board of Internet America, Inc.
Address of Principal Business Office of Ladin and his employer Internet America, Inc:	6210 Rothway Street, Suite 100, Houston, Texas 77040
Citizenship:	USA
Title of Class of Securities:	Common Stock
CUSIP Number:	46058Y109

Item 3.  Source or Amount of Funds or Other Consideration.

On June 17, 2015, Ladin was issued 341,297 shares of common stock pursuant to the conversion of all 341,297 shares of preferred stock held by Ladin.

On June 22, 2015, Ladin exercised all of his 550,000 options to purchase 550,000 shares of Internet America, Inc.’s (the “Company”) common stock at an weighted purchase price of $0.391, for an aggregate purchase price of $215,000.

Item 4.  Purpose of Transaction.

Item 4 of Amendment No. 3 is hereby amended to include the following:.

Ladin acquired the shares of capital stock of the Issuer for investment purposes, but may transfer or sell such shares as necessary and in accordance with applicable securities laws. Except as set forth above, Ladin has no present plans or proposals that relate or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule D. Ladin may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any such matter, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

Item 5 of Amendment No. 3 is hereby amended to include the following:.

The reporting person has sole voting interest and dispositive power with respect to 2,179,572 common shares of the reported securities and 10.6% ownership of the common shares.

Other than the purchases of the shares of the Issuer’s capital stock by Ladin described below, there have been no transactions in the Issuer’s capital stock effected by Ladin during the past 60 days.

On June 17, 2015, Ladin was issued 341,297 shares of common stock pursuant to the conversion of all 341,297 shares of preferred stock held by Ladin.

On June 22, 2015, Ladin exercised all of his 550,000 options to purchase 550,000 shares of Internet America, Inc.’s (the “Company”) common stock at a average purchase price of $0.391, for an aggregate purchase price of $215,000.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2015

/s/ William E. Ladin, Jr. William E. Ladin